CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Panorama Series Fund, Inc.:

We consent to the use in this Registration Statement of Growth Portfolio; Total Return Portfolio; and Oppenheimer International Growth Fund/VA (Portfolios of Panorama Series Fund, Inc.) (the Portfolios), of our reports dated February 16, 2011, relating to the financial statements and financial highlights of the Portfolios, appearing in the Statement of Additional Information, which is part of such Registration Statement, and to the references to our firm under the headings “Financial Highlights” appearing in the Prospectuses, which are also part of such Registration Statement and “Independent Registered Public Accounting Firm” appearing in the Statement of Additional Information.

                         /s/ KPMG LLP
                         KPMG LLP

Denver, Colorado

April 25, 2011